pwc

January 11, 2012

British Columbia Securities Commission
Alberta Securities Commission
Autorité des marchés financiers (Québec)

Dear Sirs:

We have read the statements made by Emgold Mining Corporation in the attached copy of Change of Auditor Notice dated January 11, 2012, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP, Chartered Accountants
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca